Exhibit 99(1)

For Immediate Release:

February 7, 2005

BLB INVESTORS, LLC Announces Plans to Purchase Lincoln Park

BLB agrees to invest $560 million in the Northern Rhode Island gaming facility

Providence, R.I. (Feb. 7, 2005) — BLB Investors, LLC (“BLB”) today announced its plan to purchase Lincoln Park from Wembley plc. The $560 million investment includes $125 million in infrastructure improvements and $435 million to acquire Lincoln Park.  In addition, BLB would acquire Wembley plc’s Colorado facilities for an additional $20 million.

“We welcome BLB to Rhode Island,” said the President of the Rhode Island Senate, Senator Joseph A. Montalbano (D–Dist. 17, Lincoln, North Providence Pawtucket).  Senator Montalbano added, “A long-term revenue framework is necessary for BLB to make a sizable investment in our state, and I look forward to working with my colleagues in the Senate, Speaker Murphy and the leadership in the House of Representatives and Governor Carcieri to ensure that investment is made.”

BLB is a joint venture of affiliates of Kerzner International Limited (NYSE: KZL), affiliates of Starwood Capital Group Global, LLC – a premier US based investment firm – and Waterford Group, LLC, a market leader in the gaming and hospitality industry.

“BLB has been extremely impressed with the professionalism shown by those representing the State of Rhode Island’s interest in this matter,” said Len Wolman, a principal of BLB. “The terms we’ve discussed will not include a hotel, nor will they include a convention or other large meeting facilities. We strongly believe in complimenting Rhode Island’s existing resources, particularly the outstanding restaurants of Providence and the surrounding area, not competing with them. We look forward to establishing a long and mutually beneficial relationship with the State of Rhode Island,” added Mr. Wolman.

The Speaker of the Rhode Island House of Representatives, William J. Murphy (D-Dist. 26, West Warwick, Coventry, Warwick), commented, “For the past two years, I have stated that a long-term deal with Lincoln Park and Newport Grand would be in the best financial interests of the State of Rhode Island. I am deeply concerned about the potential competition from the State of Massachusetts. The specifics as to any long-term deal with both facilities are premature. The details would have to be reviewed through public hearings in front of the House Finance Committee.”

In return for its investment commitment, BLB is proposing that it be granted authorization to increase the number of video lottery terminals (“VLTs”) at Lincoln Park from 3,002 to 4,752. Under this proposal, which would remain in place for 18 years, the State of Rhode Island would continue to receive 60.4% of net terminal income from the existing 3,002 authorized VLTs and would receive 63.25% of net terminal income from the additional 1,750 terminals. Under the proposal, BLB would continue to receive 28.85% of net terminal income from the existing 3,002 authorized VLTs and would receive 26% of net terminal income on the additional machines. BLB would continue to make payments to operators of racing activity at Lincoln from its share of the revenue.

In addition, under BLB’s proposal, The Town of Lincoln would continue to receive 1.25% of all net terminal income from both existing and new terminals. The Town of Lincoln would also enjoy better access to Lincoln Park after the State of Rhode Island provided road enhancements along Route 146.

Governor Donald L. Carcieri said, “I’m pleased that we are on track to get a new owner at Lincoln Park. As part of the deal, BLB has asked the State to provide a long-term revenue contract. In order to facilitate the successful sale of Lincoln Park, I am willing to consider a long-term deal.”

The Governor added, “BLB has also asked the State to authorize additional video lottery terminals. I continue to be opposed generally to casino gambling in Rhode Island or to the expansion of gambling at the state’s current facilities. I will only consider new VLTs if three conditions are met.”

“First, an expanded Lincoln Park must not include the hotels or convention facilities that could draw business away from the City of Providence. Second, any deal should provide the Narragansett Indian Tribe with a share of the revenues from any new VLTs for the Tribe’s economic development. Third, the balance of any revenues generated from new VLTs at Lincoln Park must be dedicated to property tax relief. These conditions would defend Rhode Island’s interest in the continued success of Lincoln Park, while protecting the City of Providence, helping the Narragansett Indian Tribe and reducing Rhode Island’s high property tax burden.”

BLB has also proposed the creation of an advisory committee that would consider programs and initiatives to benefit all constituencies and would recommend steps to coordinate Lincoln Park activities with state and municipal agencies to maximize the effectiveness of joint marketing campaigns benefiting both Lincoln Park and Rhode Island businesses. The advisory committee would include representatives of Lincoln Park’s ownership, the Town of Lincoln, The Rhode Island Convention Center Authority, Greater Providence Chamber of Commerce and the Providence Warwick Convention Visitors Bureau.

BLB would agree to a limitation on the use of Lincoln Park to avoid direct competition with the Rhode Island Convention Center and local hotel owners. Certain events would require coordination with the Providence Performing Arts Center.

Under BLB’s proposal, during the term, Lincoln Park would have parity of operation and taxation in gaming tax rate and all other gaming regulations with respect to all other approved gaming venues in Rhode Island.

In addition, Lincoln Park would continue to use union labor in its operations, and BLB would agree to enter into a Project Labor Agreement for any major improvements to Lincoln Park, assuming all the trade unions in the construction industry are party to the agreement.

The BLB acquisition is subject to various contingencies, including Wembley shareholder approval, regulatory approvals and finalization of the long-term revenue sharing agreement between Lincoln Park and the State of Rhode Island. BLB has received binding commitments from its institutional lenders to provide the financing necessary for the acquisition and subsequent renovation of Lincoln Park; however, these commitments are subject to customary conditions as well as the documentation of the long-term arrangement with the State of Rhode Island.

Media Contacts:

BLB, LLC

Mike Doyle

RDW Group

(401) 374-4640

(401) 553-5102

mdoyle@rdwgroup.com